UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

_________________________________________________________________

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       UNILAB CORPORATION
                        (Name of Issuer)

             Common Stock, Par Value $.01 Per Share
                 (Title of Class of Securities)

                           904763-10-9
                         (CUSIP Number)

                     Raymond C. Marier, Esq.
                          MetPath Inc.
                   450 Park Avenue, Suite 2603
                       New York, NY  10022
                   Telephone:  (212) 832-5000
             (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and
                         Communications)

                            Copy to:

                    Alfred J. Ross, Jr., Esq.
                       Shearman & Sterling
                      599 Lexington Avenue
                       New York, NY  10022
                    Telephone: (212) 848-4000

Check the following box if a fee is being paid with this statement X .

Item 1.  Issuer

          This Statement on Schedule 13G (this "Statement") relates to the Common Stock, par value $.01 per share, of Unilab Corporation (the "Issuer"), a Delaware corporation with its principal executive offices located at 18448 Oxnard Street, Tarzana, CA 91356.


Item 2.   Person Filing and Securities

          This Statement is being filed by Corning Incorporated, a New York corporation ("Corning"), with its principal business office located at One Riverfront Plaza, Corning, NY 14831, and by MetPath Inc., a Delaware corporation ("MetPath", formerly Corning Lab Services Inc.), with its principal business office located at 450 Park Avenue, Suite 2603, New York, NY 10022.

          The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the
"Common Stock") of the Issuer (CUSIP No. 904763-10-9).


Item 3.   Person Filing Pursuant to Rule 13d-1(b) or 13d-2(b)

          Not applicable.


Item 4.   Ownership

               Corning is a publicly-owned corporation and beneficially owns shares of Common Stock through its wholly-owned subsidiary, MetPath. As of December 31, 1993, MetPath beneficially owned 3,805,000 shares of Common Stock consisting of
(i) 3,100,000 shares received pursuant to an Agreement and Plan of Merger and Reorganization dated as of January 19, 1993 among Corning, Corning Lab Services Inc., UL Sub, Inc., Issuer, MetWest Inc. and MetCal Inc.; (ii) immediately exercisable warrants to purchase 185,000 shares at $2.00 per share, expiring September 1, 1994; (iii) immediately exercisable options to purchase 20,000 shares at $2.00 per share, expiring March 8, 2000; and (iv) immediately exercisable warrants to purchase 500,000 shares at $6.00 per share, expiring January 4, 1996.

          Based on the number of shares of Common Stock outstanding as of December 31, 1993 (33,200,564, according to the Issuer), the aggregate number of 3,805,000 shares of Common Stock beneficially owned by MetPath would constitute approximately
11.5% of the outstanding shares of Common Stock.

          MetPath has the sole power to vote and dispose of the Common Stock which it beneficially owns, except for 110,000 shares which are subject to warrant exercise agreements with two former MetPath employees, James J. Lawrence and Richard A. Michaelsen. MetPath has granted such employees the right, upon payment to MetPath of the exercise price of $2.00 per share, to cause MetPath to purchase in their respective names up to 75,000 (with respect to Mr. Lawrence) and 35,000 (with respect to Mr. Michaelsen) shares of Common Stock, pursuant to the terms of MetPath's warrants expiring September 1, 1994. In addition, MetPath holds 300,000 shares of non-voting convertible preferred stock of Issuer, redeemable at the sole option of Issuer any time from and after September 10, 1998.


Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person


          Not applicable.


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company

          Not applicable.


Item 8.   Identification and Classification of Members of the
          Group

          Not applicable.


Item 9.   Notice of Dissolution of Group

          Not applicable.


Item 10.  Certification

          Not applicable.

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  February 11, 1994          METPATH INC.



                                   By:  /s/RAYMOND C. MARIER
                                        Name:  Raymond C. Marier
                                        Title: Sr. Vice President

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  February 11, 1994          CORNING INCORPORATED



                                   By:  /s/A. JOHN PECK, JR.
                                        Name:  A. John Peck, Jr.
                                        Title: Secretary